Exhibit (a)(17)

MEMORANDUM

DATE:	July 7, 2011

TO:	All holders of stock pursuant to the EMS employee stock purchase plan, stock options and restricted stock

FROM:	Neil Mackay

RE:	Treatment of stock held pursuant to the EMS employee stock purchase plan, stock options and restricted stock in connection with tender offer for EMS shares by Honeywell

As you know, EMS has signed a definitive agreement with Honeywell, pursuant to which Honeywell has commenced a tender offer to acquire the outstanding shares of EMS common stock. After the close of the tender offer, we expect that EMS will become a wholly owned subsidiary of Honeywell through a merger with a current subsidiary of Honeywell. You are receiving this memo because you are a holder of stock pursuant to the EMS employee stock purchase plan, stock options and/or restricted stock. This memo contains instructions relating to your participation in the tender offer.

Employee Stock Purchase Plan

What do I need to do in order to tender my shares of stock held pursuant to the EMS employee stock purchase plan in connection with the tender offer?

You will receive a letter of transmittal from Morgan Stanley Smith Barney, as administrator of the employee stock purchase plan, within the next several days, which will contain instructions on how to tender your shares held pursuant to the employee stock purchase plan. If you complete and return the letter of transmittal, your shares will be tendered, and, at the close of the tender offer, you will receive a cash payment for each share of stock equal to Honeywell’s tender offer price ($33.00 per share).

Do I need to tender my shares of stock held pursuant to the EMS employee stock purchase plan in connection with the tender offer to receive payment for those shares?

No. If you do not tender your shares held pursuant to the employee stock purchase plan, you will receive, upon the closing of the merger transaction following the tender offer, a cash payment for each share of stock equal to Honeywell’s tender offer price ($33.00 per share).

Stock Options

Will my unvested options vest in connection with the tender offer?

Yes. Your unvested options vested upon the commencement of the tender offer on June 27. Accordingly, you will receive merger consideration with respect to all of your options (or shares received upon exercise of those options) if the Honeywell transaction is closed. However, if the

Honeywell transaction does not close for any reason, any options that were unvested prior to the commencement of the tender offer would again become unvested and vest over their stated vesting schedules (and to the extent any such options were exercised, the option exercise would be reversed).

Do I need to exercise my stock options in connection with the tender offer to receive payment for those stock options?

No. If you do not exercise your stock options, you will receive, in connection with the closing of the merger, a cash payment for your stock options equal to the difference between Honeywell’s tender offer price ($33.00 per share) and the exercise price for each stock option you currently hold, net of applicable withholding taxes.

Can I exercise my stock options and tender shares as part of the tender offer?

Yes. Consistent with the terms of EMS’ equity incentive plans and your stock option award grants, you may exercise your stock options by paying the exercise price for your stock options either in cash or in shares of EMS stock that you currently hold. However, to receive payment for shares issued pursuant to the exercise of stock options in the tender offer, you would also need to go through the process of tendering your shares prior to the expiration of the tender offer. Because of the time period to exercise and tender, if you wish to exercise your stock options to tender into the tender offer, you should do so at least seven (7) days prior to the end of the tender offer period. If you wish to exercise any of your stock options and tender the shares received upon exercise, please contact the Human Resources department for additional information.

When will I receive consideration for stock options that I hold?

If you do not exercise your stock options, you will receive a cash payment for your stock options upon the closing of the merger transaction following the tender offer. Payments for stock options will be processed via payroll by EMS.

Restricted Stock

What do I need to do in order to tender my shares of restricted stock in connection with the tender offer?

You will receive a letter of transmittal from D.F. King & Co. within the next several days, which will contain instructions on how to tender your restricted shares. If you complete and return the letter of transmittal, your shares of restricted stock will be tendered and will automatically vest when Honeywell accepts those shares for payment at the close of the tender offer. You will then receive a cash payment for each share of stock equal to Honeywell’s tender offer price ($33.00 per share), net of applicable withholding taxes.

Do I need to tender my shares of restricted stock in connection with the tender offer to receive payment for those shares?

No. If you do not tender your shares of restricted stock, you will receive, upon the closing of the merger transaction following the tender offer, a cash payment for each share of stock equal to Honeywell’s tender offer price ($33.00 per share), net of applicable withholding taxes.

Payment for shares owned

When will I receive consideration for shares that I own?

If you tender shares held pursuant to the employee stock purchase plan, shares issued pursuant to the exercise of stock options or restricted shares, you will receive a cash payment promptly following the expiration of the tender offer. The tender offer is currently scheduled to expire on midnight, July 25, 2011, but that date may be extended by Honeywell from time to time. If you do not tender your shares, you will receive a cash payment for each share of stock upon the closing of the merger transaction following the tender offer. Assuming various conditions are met, we anticipate that there may be a delay between the closing of the tender offer and the closing of the merger. Payments for shares held pursuant to the employee stock purchase plan will be paid directly by the paying agent. Payments for restricted shares will be processed via payroll by EMS.

Important Information

This information provided in this memorandum is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, filed by Egret Acquisition Corp. (“Merger Sub”) on behalf of Honeywell International Inc. with the Securities and Exchange Commission (the “SEC”) on June 27, 2011. EMS Technologies, Inc. (the “Company”) filed a solicitation/recommendation statement on Schedule 14D-9 relating to the tender offer with the SEC on June 27, 2011. These documents, as amended from time to time, contain important information about the tender offer and the Company. Shareholders of the Company are urged to read the tender offer materials carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement are available free of charge to all shareholders of the Company at www.ems-t.com or by contacting the Company at 660 Engineering Drive, Norcross, Georgia 30092, (770) 263-9200.